UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               The Brink's Company
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    109696104
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                             Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      109696104              SCHEDULE 13D         PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    4,093,794
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,093,794
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,093,794
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       109696104             SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    4,093,794
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,093,794
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,093,794
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      109696104              SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on January 17, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of The Brink's Company (the "Issuer") is hereby amended by this Amendment No. 1 to the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

         Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $173,970,233 was paid to acquire such Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On August 8, 2006, Pirate Capital sent a letter to the board of directors of the Issuer encouraging the board to take immediate steps to unlock long-term shareholder value by retaining an investment advisor to explore the sale of the Company. A copy of this letter is attached hereto as Exhibit B and incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) As of the close of business on August 8, 2006, the Reporting Persons beneficially owned 4,093,794 Shares, constituting approximately 8.7% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 47,317,653 Shares outstanding as of August 1, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

          (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 536,682 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD, Pirate Capital LLC has dispositive power with respect to all of the 3,557,112 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting and dispositive power with respect to the 4,093,794 Shares as to which Pirate Capital has voting and dispositive power.

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CUSIP NO.      109696104             SCHEDULE 13D           PAGE 5 OF 6 PAGES
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          (c) The following transactions in the Shares were effected by the
Reporting Persons during the past 60 days. All of the Shares were purchased in open market transactions.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        ----------------            -------------------
 8/03/2006            (40,206)                      55.88


Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        ----------------            -------------------
 6/19/2006             67,000*                      55.00
* Exercise of option


Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        ----------------           -------------------
 7/31/2006              9,794                       54.98
 8/3/2006              (9,794)                      55.88


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

         As set forth below, Jolly Roger Fund LP sold the following call option on the open market:

   Date of Sale          Shares       Exercise Price per     Expiration Date
                       Underlying         Share ($)
                        Options
----------------------------------------------------------------------------
     7/24/06            70,000              55.00                8/19/06

          Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

3. Exhibit B - Letter to the board of directors, dated August 8, 2006

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CUSIP NO.      109696104             SCHEDULE 13D           PAGE 6 OF 6 PAGES
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                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.